Exhibit 2.2

Crown Crafts, Inc.

916 South Burnside Avenue

Gonzales, LA 70737

Attn: Olivia Elliott, Chief Executive Officer

Re:

Equity Purchase Agreement, by and between H Enterprises International, LLC, a Delaware limited liability corporation (“Seller”), and Crown Crafts, Inc., a Delaware corporation (“Purchaser”), dated March 17, 2023 (the “Equity Purchase Agreement”), as modified by that certain letter agreement between the parties as of July 28, 2023. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Equity Purchase Agreement.

This letter, when countersigned by Purchaser, sets forth the agreement of Seller and Purchaser that: (i) Seller shall have until September 29, 2023 to review the Closing Statement as to the calculation and amount of the Aggregate Adjustment, as set forth in Section 2.4(b) of the Equity Purchase Agreement and deliver to Purchaser any Dispute Notice, if any, pursuant to Section 2.4(b); and (ii) the Collection Period as defined in Section 2.7 is extended until October 15, 2023.

This letter shall constitute an amendment to the Equity Purchase Agreement, pursuant to Section 9.10.

This letter may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same document.

Very truly yours, H Enterprises International, LLC

By:	/s/ Donald H. Swan
Name:	Donald H. Swan
Title:	Chairman

Accepted and agreed as of September 15, 2023

Crown Crafts, Inc.

By:	/s/ Craig J. Demarest
Name:	Craig J. Demarest
Vice President and Chief Financial Officer